UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. One Maritime Plaza, 14th Floor San Francisco, California 94111 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, California 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 37,368,023

	8	Shared Voting Power 9,336,042

	9	Sole Dispositive Power 50,199,206

	10	Shared Dispositive Power 9,336,042

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,920,552

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 15.5%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person FCH TBML LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,400,000(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 27,000,000(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person* OO

(1) Beneficial ownership of the shares of Common Stock owned by FCH TBML LLC is also attributable to John J. Fisher, sole manager of FCH TBML LLC, and thus is reported by more than one Reporting Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

Item 2.                                                         Identity and Background

a)  This Statement is filed jointly by John J. Fisher and FCH TBML LLC. John J. Fisher has voting and dispositive control with respect to the Common Stock owned by FCH TBML LLC of which he serves as the sole manager with sole dispositive power and with sole voting power subject to an irrevocable proxy with respect to certain shares of Common Stock as described below. The foregoing persons are referred to collectively as the “Reporting Persons”.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that John J. Fisher or FCH TBML LLC constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that John J. Fisher and FCH TBML LLC or any other person constitute a “group” for any purpose.

b)  The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)                                      (1) John J. Fisher is executive vice chairman of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(2)  FCH TBML LLC is a Delaware limited liability company private investment entity of which John J. Fisher is sole manager and a member.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  John J. Fisher is a citizen of the United States. FCH TBML LLC is a Delaware limited liability company.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by FCH TBML LLC or John J. Fisher.

Item 4.                                                         Purpose of Transaction

John J. Fisher and FCH TBML LLC acquired the Common Stock owned by them for investment purposes. Shares of Common Stock were acquired as a result of the contribution to FCH TBML LLC and distribution for no consideration of FCH TBML LLC interests to the partners of Fisher Core Holdings L.P., a partnership of which John J. Fisher was a general partner, on December 31, 2016. This Statement is being filed to reflect the beneficial ownership information with respect to each Reporting Person after giving effect to such transactions.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate.  From time to time, John J. Fisher has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Persons may do so in the future.  The review of their investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the board of directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above.

Item 5.                                                         Interest in Securities of the Issuer

a), b)   As of the date of this Statement, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of November 25, 2016 identified below.  As reported by the Issuer, there were approximately 398,881,367 shares of Common Stock outstanding as of November 25, 2016.

	Total Shares	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power
John J. Fisher(1)	61,920,552	15.5%	37,368,023	50,199,206	9,336,042	9,336,042
FCH TBML LLC(2)	27,000,000	6.8%	23,400,000	27,000,000	0	0

(1) John J. Fisher’s beneficial ownership includes (a) 442,014 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (b) 3,581,500 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (c) 9,336,042 shares beneficially owned as a co-trustee of trusts for other beneficiaries of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 216,876 shares beneficially owned as trustee of trusts for other beneficiaries with sole dispositive and voting power, (e) 20,000 shares beneficially owned through Delaware limited partnerships over which John J. Fisher has sole dispositive and voting power, (f) 7,322,329 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (g) 11,616,487 shares beneficially owned as trustee of trusts for his benefit over which John J. Fisher has sole dispositive power and an individual proxyholder has proxies granting sole voting power, (h) 2,385,304 shares for which John J. Fisher has proxies granting him sole voting power, and (i) 27,000,000 shares owned by FCH TBML LLC of which John J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares.  In addition to the shares identified in the table above, John J. Fisher’s spouse separately owns 43,372 shares over which Mr. Fisher has no dispositive or voting control.

(2) FCH TBML LLC holds 27,000,000 shares of the Issuer’s Common Stock, which John J. Fisher, as the sole manager as described in (1) above of this Item 5, is deemed to beneficially own.

c)  Other than as described in Item 4 and the transactions set forth in Exhibit 99.1 hereto, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Issuer’s Common Stock that are beneficially owned by the Reporting Persons.  Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock of the Issuer held by FCH TBML LLC but have the right to receive distributions as determined solely by John J. Fisher in respect of their member interests in FCH TBML LLC.  As reflected in Item 5 above, John J. Fisher also beneficially owns shares held by partnerships or trusts established for the benefit of others.

e)  Not Applicable

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

FCH TBML LLC granted an irrevocable voting proxy to exercise all voting rights on a sole basis with respect to 3,600,000 shares owned by it to a limited liability company controlled by family members of John J. Fisher which acts solely and separately from John J. Fisher.  The irrevocable proxy terminates upon the earlier of the date FCH TBML LLC no longer holds Common Stock and the date of termination and winding up of the proxyholder. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 3 to this Schedule 13D.

Pursuant to other irrevocable proxies, Mr. John J. Fisher has sole voting rights pertaining to 2,385,304 shares of Common Stock held by Mr. Robert J. Fisher through trusts and Mr. William S. Fisher has sole voting rights pertaining to 11,616,487 shares of Common Stock held by Mr. John J. Fisher through trusts. Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer.  The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., John J. Fisher and other reporting persons.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement by and between John J. Fisher and FCH TBML LLC dated January 3, 2017.

Exhibit 2 — Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit A to John J. Fisher’s Schedule 13G filed on February 12, 2002 with SEC Accession Number 0000912057-02-005134).

Power of Attorney, dated December 16, 2016.

Exhibit 3 — Form of Irrevocable Proxy granted by FCH TBML LLC.

Exhibit 99.1 — Transactions involving shares of Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 3, 2017	By:	/s/ Jane Spray*
John J. Fisher

Dated:	January 3, 2017	FCH TBML LLC

		By:	/s/ Jane Spray*
For: FCH TBML LLC

* This Schedule 13D was executed by Jane Spray as Attorney-in-Fact for (i) John J. Fisher pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13G filed with the SEC on February 12, 2002 and (ii) John J. Fisher and FCH TBML LLC pursuant to the Power of Attorney filed herewith.